FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2019

UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 5 April 2019

EXHIBIT INDEX

EXHIBIT NUMBER      EXHIBIT DESCRIPTION
99                                Notice to Euronext Amsterdam

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	6 March 2019	entitled	AGM re-elections and changes to the Boards

Exhibit 99.1:

RNS Number: 0641S
Unilever PLC
06 March 2019

Unilever N.V. and PLC
Annual General Meetings re-elections and
Notification of Changes to the Boards

London/Rotterdam, 6 March 2019. Unilever today announced that the following Directors will offer themselves for re-election at the Annual General Meeting of Unilever N.V. on 1 May 2019 and the Annual General Meeting of Unilever PLC on 2 May 2019 ("the 2019 AGMs"): Nils Andersen, Laura Cha, Vittorio Colao, Marijn Dekkers, Andrea Jung, Judith Hartmann, Mary Ma, Strive Masiyiwa, Youngme Moon, Graeme Pitkethly, John Rishton and Feike Sijbesma.
It is proposed that Susan Kilsby join the Boards as Non-Executive Director. She will be nominated for election to the Boards at the 2019 AGMs on the basis that, if elected, her appointment will take effect on 1 August 2019. Susan has had an extensive career serving as executive in the global banking sector, including as regional Chairman and Head of EMEA and M&A at Credit Suisse.

Susan possesses deep international banking, financial and M&A experience. She also has extensive corporate board experience, including from BBA, Fortune Brands, Goldman Sachs, Diageo and as Chairman of Shire.

Marijn Dekkers, Chairman of Unilever, said: "I am very pleased that Susan has agreed to be proposed to join the Boards.  She has had a successful executive career in the banking sector and has extensive Board experience as a non-executive in global consumer goods, financial and pharmaceutical sectors. She will further strengthen the Boards with her broad-based expertise and deep knowledge in the areas of finance and M&A."
 As previously announced, it is also proposed that Alan Jope, CEO of Unilever, join the Boards as Executive Director. He will be nominated for election to the Boards at the 2019 AGMs.

Ends

Notes to editor

Susan Kilsby
Nationality: British/American. Born: 1958.  Susan begun her career at The First Boston Corporation and later worked at Bankers Trust and BZW, before the latter was acquired by Credit Suisse. She was chairman of the EMEA Mergers and Acquisitions Group at Credit Suisse until 2009 and she was also a non-executive director of L'Occitane, Keurig Green Mountain, Coca-Cola HBC AG and Shire PLC. Her current appointments include being a non-executive director of BBA Aviation Plc (until 10 May 2019), Diageo Plc and Fortune Brands Home & Security, Inc.

Enquiries

Media: UK +44 2527 3767 lucila.zambrano@unilever.com NL +32 494 60 4906 freek.bracke@unilever.com	Investors: Investor Relations Team UK +44 7822 6830 investor.relations@unilever.com

About Unilever

Unilever is one of the world's leading suppliers of Beauty & Personal Care, Home Care, and Foods & Refreshment products with sales in over 190 countries and reaching 2.5 billion consumers a day. It has 161,000 employees and generated sales of €51 billion in 2018. Over half (59%) of the company's footprint is in developing and emerging markets. Unilever has more than 400 brands found in homes all over the world, including Persil, Dove, Knorr,
Domestos, Hellmann's, Lipton, Wall's, PG Tips, Ben & Jerry's, Magnum and Lynx.
Unilever's Sustainable Living Plan (USLP) underpins the company's strategy and commits to:

●
Helping more than a billion people take action to improve their health and well-being by 2020.

●
Halving the environmental impact of our products by 2030.

●
Enhancing the livelihoods of millions of people by 2020.

The USLP creates value by driving growth and trust, eliminating costs and reducing risks. The company's sustainable living brands are growing 46% faster than the rest of the business and delivered 70% of the company's growth in 2017.

Since 2010 we have been taking action through the Unilever Sustainable Living Plan to help more than a billion people improve their health and well-being, halve our environmental footprint and enhance the livelihoods of millions of people as we grow our business. We have already made significant progress and continue to expand our ambition - most recently committing to ensure 100% of our plastic packaging is fully reusable, recyclable or compostable by 2025. While there is still more to do, we are proud to have been recognised in 2018 as sector leader in the Dow Jones Sustainability Index and as the top ranked company in the Globecan /SustainAbility Global Corporate Sustainability Leaders survey, for the eight-consecutive year.

For more information about Unilever and its brands, please visit
www.unilever.com

For more information on the USLP:
www.unilever.com/sustainable-living/

SAFE HARBOUR

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever's business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

END